SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                               [GRAPHIC OMITTED]




(Mark One):

    X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the fiscal year ended  December 31, 1996.

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the transition period from _________ to ________

Commission file number 0-6983

                  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  THE COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Comcast Corporation
                  1500 Market Street
                  Philadelphia, PA 19102-2148

                         COMCAST CORPORATION RETIREMENT-
                         INVESTMENT PLAN

                         Financial Statements as of December 31, 1996 and 1995 and for each of the Three Years in the Period Ended December 31, 1996; Supplemental Schedules as of and for the Year Ended December 31, 1996; and Independent Auditors' Report

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

TABLE OF CONTENTS

                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Benefits With Fund
         Information as of December 31, 1996 and 1995                        2

     Statement of Changes in Net Assets Available for Benefits With
         Fund Information for the Years Ended December 31, 1996, 1995
         and 1994                                                          3-5

     Notes to Financial Statements                                        6-11

SUPPLEMENTAL SCHEDULES:

     Line 27a - Schedule of Assets Held for Investment Purposes as of
         December 31, 1996                                                  12

     Line 27d - Schedule of Reportable Transactions for the Year Ended
         December 31, 1996                                                  13

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Comcast Corporation Retirement-Investment Plan
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits with fund information of the Comcast Corporation Retirement-Investment Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits with fund information for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Comcast Corporation Retirement-Investment Plan as of December 31, 1996 and 1995, and the related changes in net assets available for benefits for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. The supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 13, 1997

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1996 AND 1995
_______________________________________________________________________________

                                                                              Mutual Funds

                                             Dodge        Fidelity
                                            and Cox       Blue Chip       Crabbe         PBHG            Ivy           Total
                                           Balanced        Growth          Huson        Growth      International      Mutual
                                             Fund           Fund           Fund          Fund           Fund           Funds

DECEMBER 31, 1996
ASSETS
   Investments, at fair or
     contract value                        $13,520,611    $26,443,398   $               $ 3,483,526    $ 2,303,811   $45,751,346
   Cash
   Loans receivable from
     participants
                                           -----------    -----------   -----------     -----------    -----------   -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                            $13,520,611    $26,443,398   $               $ 3,483,526    $ 2,303,811   $45,751,346
                                           ===========    ===========   ===========     ===========    ===========   ===========


DECEMBER 31, 1995

ASSETS
   Investments, at fair or
     contract value                        $10,772,716    $19,920,762   $ 3,090,642    $              $              $33,784,120
   Cash
   Loans receivable from
     participants
                                           -----------    -----------   -----------    ------------   ------------   -----------

NET ASSETS AVAILABLE
   FOR BENEFITS                            $10,772,716    $19,920,762   $ 3,090,642    $              $              $33,784,120
                                           ===========    ===========   ===========    ============   ============   ===========



                                                        Stable           Total
                                       Comcast           Value         Investment          Participant
                                      Stock Fund         Fund            Funds               Loan Fund        Total

DECEMBER 31, 1996
ASSETS
   Investments, at fair or
     contract value                  $ 19,858,161    $ 31,205,073     $96,814,580          $                $ 96,814,580
   Cash                                 3,692,819                       3,692,819                              3,692,819
   Loans receivable from
     participants                                                                             4,658,990        4,658,990
                                     ------------    ------------    ------------          ------------     ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                      $ 23,550,980    $ 31,205,073    $100,507,399          $  4,658,990     $105,166,389
                                     ============    ============    ============          ============     ============


DECEMBER 31, 1995

ASSETS
   Investments, at fair or
     contract value                  $ 20,625,462    $ 33,077,270    $ 87,486,852          $                $ 87,486,852
   Cash                                   726,095                         726,095                                726,095
   Loans receivable from
     participants                                                                             2,416,382        2,416,382
                                     ------------    ------------    ------------          ------------     ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                      $ 21,351,557    $ 33,077,270    $ 88,212,947          $  2,416,382     $ 90,629,329
                                     ============    ============    ============          ============     ============


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1996
_______________________________________________________________________________

                                                                 Mutual Funds

                                             Dodge        Fidelity
                                            and Cox       Blue Chip       Crabbe       PBHG            Ivy           Total
                                           Balanced        Growth          Huson      Growth      International      Mutual
                                             Fund           Fund           Fund        Fund           Fund            Funds
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments          $1,123,805    $1,608,398    $   63,591     $             $ 162,970        $2,958,764
     Interest and dividends                  570,737     1,799,338       108,042                                     2,478,117
                                          ----------    ----------     ---------     ----------   ----------       -----------
                                           1,694,542     3,407,736       171,633                     162,970         5,436,881
                                          ----------    ----------     ---------     ----------   ----------       -----------

   Contributions:
     Employee                              1,776,306     3,555,790       470,359                     490,235         6,292,690
     Employer                                678,511     1,351,871       144,218                     146,388         2,320,988
                                          ----------    ----------     ---------     ----------   ----------       -----------
                                           2,454,817     4,907,661       614,577                     636,623         8,613,678
                                          ----------    ----------     ---------     ----------   ----------       -----------
                                           4,149,359     8,315,397       786,210                     799,593        14,050,559
                                          ----------    ----------     ---------     ----------   ----------       -----------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants or
     beneficiaries                         1,129,067     1,977,471       409,861                      49,756         3,566,155
                                          ----------    ----------     ---------     ----------   ----------       -----------
                                           1,129,067     1,977,471       409,861                      49,756         3,566,155
                                          ----------    ----------     ---------     ----------   ----------       -----------

Net increase (decrease) prior to
     interfund transfers                   3,020,292     6,337,926       376,349                     749,837        10,484,404
Loan repayments--principal                   195,087       402,499        43,019                      48,267           688,872
Loan withdrawals                            (456,997)     (973,427)     (256,393)                    (54,233)       (1,741,050)
Other interfund transfers                    (10,487)      755,638    (3,253,617)     3,483,526    1,559,940         2,535,000
                                          ----------    ----------     ---------     ----------   ----------       -----------
Net increase (decrease)                    2,747,895     6,522,636    (3,090,642)     3,483,526    2,303,811        11,967,226
NET ASSETS AVAILABLE
   FOR BENEFITS:
     Beginning of year                    10,772,716    19,920,762     3,090,642                                    33,784,120
                                          ----------    ----------     ---------     ----------   ----------       -----------
     End of year                         $13,520,611   $26,443,398    $              $3,483,526   $2,303,811       $45,751,346
                                         ===========   ===========    ==========      =========   ==========       ===========

                                                            Stable            Total
                                           Comcast           Value          Investment      Participant
                                          Stock Fund         Fund             Funds          Loan Fund            Total
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments         ($ 324,354)     $              $   2,634,410      $              $   2,634,410
     Interest and dividends                 225,709        2,064,686        4,768,512                         4,768,512
                                      -------------    -------------    -------------    -------------    -------------
                                            (98,645)       2,064,686        7,402,922                         7,402,922
                                      -------------    -------------    -------------    -------------    -------------

   Contributions:
     Employee                             2,558,327        3,132,940       11,983,957                        11,983,957
     Employer                             1,499,994        1,267,824        5,088,806                         5,088,806
                                      -------------    -------------    -------------    -------------    -------------
                                          4,058,321        4,400,764       17,072,763                        17,072,763
                                      -------------    -------------    -------------    -------------    -------------
                                          3,959,676        6,465,450       24,475,685                        24,475,685
                                      -------------    -------------    -------------    -------------    -------------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants or
     beneficiaries                        1,890,472        4,208,171        9,664,798          273,827        9,938,625
                                      -------------    -------------    -------------    -------------    -------------
                                          1,890,472        4,208,171        9,664,798          273,827        9,938,625
                                      -------------    -------------    -------------    -------------    -------------

Net increase (decrease) prior to
     interfund transfers                  2,069,204        2,257,279       14,810,887         (273,827)      14,537,060
Loan repayments--principal                  361,764          574,028        1,624,664       (1,624,664)
Loan withdrawals                           (801,711)      (1,598,338)      (4,141,099)       4,141,099
Other interfund transfers                   570,166       (3,105,166)
                                      -------------    -------------    -------------    -------------    -------------
Net increase (decrease)                   2,199,423       (1,872,197)      12,294,452        2,242,608       14,537,060
NET ASSETS AVAILABLE
   FOR BENEFITS:
     Beginning of year                   21,351,557       33,077,270       88,212,947        2,416,382       90,629,329
                                      -------------    -------------    -------------    -------------    -------------
     End of year                      $  23,550,980    $  31,205,073    $ 100,507,399    $   4,658,990    $ 105,166,389
                                      =============    =============    =============    =============    =============


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1995
_______________________________________________________________________________

                                                                 Mutual Funds

                                                                    John
                                                                   Hancock           John
                                        Dodge       Fidelity       Balanced         Hancock
                                       and Cox      Blue Chip       Stock         Diversified       Crabbe               Total
                                      Balanced       Growth        and Bond          Stock          Huson                Mutual
                                        Fund          Fund           Fund             Fund           Fund                Funds

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments      $102,489      ($286,269)      $752,118        $2,326,510    $                     $2,894,848
     Interest and dividends            234,723        541,784        171,428           188,496                           1,136,431
     Interest on employee loans
       and other                       (28,887)      (108,826)        12,789            31,141                             (93,783)
                                    ----------     ----------     ----------        ----------      ---------           ----------
                                       308,325        146,689        936,335         2,546,147                           3,937,496
                                    ----------     ----------     ----------        ----------      ---------           ----------

   Contributions:
     Employee                          375,792        837,066        650,851         1,385,612                           3,249,321
     Employer                           47,067        104,081        272,555           544,929                             968,632
                                    ----------     ----------     ----------        ----------      ---------           ----------
                                       422,859        941,147        923,406         1,930,541                           4,217,953
                                    ----------     ----------     ----------        ----------      ---------           ----------

Asset transfers:
     From Maclean Hunter Plans       2,523,951      2,835,762                                       3,090,642            8,450,355
     From Storer Plan                1,484,842      4,527,668                                                            6,012,510
                                    ----------     ----------     ----------        ----------      ---------           ----------
                                     4,008,793      7,363,430                                       3,090,642           14,462,865
                                    ----------     ----------     ----------        ----------      ---------           ----------
                                     4,739,977      8,451,266      1,859,741         4,476,688      3,090,642           22,618,314
                                    ----------     ----------     ----------        ----------      ---------           ----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants
     or beneficiaries                      609                       320,502           789,656                           1,110,767
                                    ----------     ----------     ----------        ----------      ---------           ----------
                                           609                       320,502           789,656                           1,110,767
                                    ----------     ----------     ----------        ----------      ---------           ----------


Net increase prior to
  interfund transfers                4,739,368      8,451,266      1,539,239         3,687,032      3,090,642           21,507,547
Loan repayments--principal              32,072         69,503         72,799           152,112                             326,486
Loan withdrawals                                                    (132,256)         (109,710)                           (241,966)
Other interfund transfers            6,001,276     11,399,993     (5,552,325)      (11,234,245)                            614,699
                                    ----------     ----------     ----------        ----------      ---------           ----------
Net increase (decrease)             10,772,716     19,920,762     (4,072,543)       (7,504,811)     3,090,642           22,206,766
                                    ----------     ----------     ----------        ----------      ---------           ----------
NET ASSETS AVAILABLE
   FOR BENEFITS:
     Beginning of year                                             4,072,543         7,504,811                          11,577,354
                                    ----------     ----------     ----------        ----------      ---------           ----------
     End of year                   $10,772,716    $19,920,762     $                $               $3,090,642          $33,784,120
                                    ==========     ==========     ==========        ==========      =========           ==========

                                                            Stable                    Total
                                          Comcast           Value                    Investment         Participant
                                        Stock Fund          Fund                       Funds             Loan Fund         Total
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments       $2,715,659         ($154,015)                  $5,456,492        $                $5,456,492
     Interest and dividends               109,885         1,274,512                    2,520,828                          2,520,828
     Interest on employee loans
       and other                           44,156           (12,412)                     (62,039)                           (62,039)
                                      -----------       -----------                  -----------        ----------      -----------
                                        2,869,700         1,108,085                    7,915,281                          7,915,281
                                      -----------       -----------                  -----------        ----------      -----------

   Contributions:
     Employee                           2,196,172         2,310,106                    7,755,599                          7,755,599
     Employer                             773,874           662,818                    2,405,324                          2,405,324
                                      -----------       -----------                  -----------        ----------      -----------
                                        2,970,046         2,972,924                   10,160,923                         10,160,923
                                      -----------       -----------                  -----------        ----------      -----------

Asset transfers:
     From Maclean Hunter Plans                            8,996,921                   17,447,276                         17,447,276
     From Storer Plan                   1,510,789         4,580,252                   12,103,551           478,414       12,581,965
                                      -----------       -----------                  -----------        ----------      -----------
                                        1,510,789        13,577,173                   29,550,827           478,414       30,029,241
                                      -----------       -----------                  -----------        ----------      -----------
                                        7,350,535        17,658,182                   47,627,031           478,414       48,105,445
                                      -----------       -----------                  -----------        ----------      -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants
     or beneficiaries                     976,980         1,353,328                    3,441,075           316,267        3,757,342
                                      -----------       -----------                  -----------        ----------      -----------
                                          976,980         1,353,328                    3,441,075           316,267        3,757,342
                                      -----------       -----------                  -----------        ----------      -----------

Net increase prior to
  interfund transfers                   6,373,555        16,304,854                   44,185,956           162,147       44,348,103
Loan repayments--principal                291,009           315,103                      932,598          (932,598)
Loan withdrawals                          (77,046)         (749,994)                  (1,069,006)        1,069,006
Other interfund transfers                (401,885)         (212,814)
                                      -----------       -----------                  -----------        ----------      -----------
Net increase (decrease)                 6,185,633        15,657,149                   44,049,548           298,555       44,348,103
NET ASSETS AVAILABLE
   FOR BENEFITS:
     Beginning of year                 15,165,924        17,420,121                   44,163,399         2,117,827       46,281,226
                                      -----------       -----------                  -----------        ----------      -----------

     End of year                      $21,351,557       $33,077,270                  $88,212,947        $2,416,382      $90,629,329
                                      ===========       ===========                  ===========        ==========      ===========

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1994
________________________________________________________________________________

                                                                   Mutual Funds

                                           John
                                          Hancock            John
                                          Balanced          Hancock
                                           Stock          Diversified          Total
                                          and Bond           Stock             Mutual            Comcast
                                            Fund             Fund               Funds          Stock Fund
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       depreciation in fair
       value of investments               ($262,323)        ($274,997)        ($537,320)      ($7,658,351)
     Interest and dividends                 185,621           192,125           377,746            89,524
     Interest on employee loans
       and other                             12,046            19,078            31,124            78,131
                                         ----------        ----------       -----------       -----------
                                            (64,656)          (63,794)         (128,450)       (7,490,696)
                                         ----------        ----------       -----------       -----------

   Contributions:
     Employee                               930,447         1,534,428         2,464,875         1,679,063
     Employer                               328,960           622,645           951,605           821,427
                                         ----------        ----------       -----------       -----------
                                          1,259,407         2,157,073         3,416,480         2,500,490
                                         ----------        ----------       -----------       -----------
                                          1,194,751         2,093,279         3,288,030        (4,990,206)
                                         ----------        ----------       -----------       -----------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants
     or beneficiaries                       218,667           342,900           561,567         1,452,869
                                         ----------        ----------       -----------       -----------
                                            218,667           342,900           561,567         1,452,869
                                         ----------        ----------       -----------       -----------

Net increase (decrease) prior to
   interfund transfers                      976,084         1,750,379         2,726,463        (6,443,075)
Loan repayments--principal                   77,439           146,856           224,295           269,063
Loan withdrawals                           (194,272)         (203,210)         (397,482)         (200,647)
Other interfund transfers                    50,659           192,485           243,144           945,380
                                         ----------        ----------       -----------       -----------
Net increase (decrease)                     909,910         1,886,510         2,796,420        (5,429,279)
NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                      3,162,633         5,618,301         8,780,934        20,595,203
                                         ----------        ----------       -----------       -----------
   End of year                           $4,072,543        $7,504,811       $11,577,354       $15,165,924
                                         ==========        ==========       ===========       ===========



                                             John
                                           Hancock
                                          Guaranteed         Total
                                          Investment       Investment      Participant
                                            Fund             Funds          Loan Fund           Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized
       depreciation in fair
       value of investments              $                ($8,195,671)      $                 ($8,195,671)
     Interest and dividends                 780,604         1,247,874                           1,247,874
     Interest on employee loans
       and other                             53,084           162,339                             162,339
                                        -----------       -----------        ----------       -----------
                                            833,688        (6,785,458)                         (6,785,458)
                                        -----------       -----------        ----------       -----------

   Contributions:
     Employee                             1,780,033         5,923,971                           5,923,971
     Employer                               255,873         2,028,905                           2,028,905
                                        -----------       -----------        ----------       -----------
                                          2,035,906         7,952,876                           7,952,876
                                        -----------       -----------        ----------       -----------
                                          2,869,594         1,167,418                           1,167,418
                                        -----------       -----------        ----------       -----------


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
   Benefits paid to participants
     or beneficiaries                     1,327,936         3,342,372                           3,342,372
                                        -----------       -----------        ----------       -----------
                                          1,327,936         3,342,372                           3,342,372
                                        -----------       -----------        ----------       -----------

Net increase (decrease) prior to
   interfund transfers                    1,541,658        (2,174,954)                         (2,174,954)
Loan repayments--principal                  293,625           786,983          (786,983)
Loan withdrawals                           (714,770)       (1,312,899)        1,312,899
Other interfund transfers                (1,188,524)
                                        -----------       -----------        ----------       -----------
Net increase (decrease)                     (68,011)       (2,700,870)          525,916        (2,174,954)
NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                     17,488,132        46,864,269         1,591,911        48,456,180
                                        -----------       -----------        ----------       -----------
   End of year                          $17,420,121       $44,163,399        $2,117,827       $46,281,226
                                        ===========       ===========        ==========       ===========


See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
________________________________________________________________________________


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Comcast Corporation Retirement-Investment Plan (the "Plan") are presented using the accrual basis of accounting. Investments in mutual funds and the Comcast Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a matured securities exchange or the Nasdaq National Market. Investment contracts which are included in the Stable Value Fund are fully benefit-responsive and are carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Loans receivable from participants are valued at cost which approximates fair value. Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. All costs associated with administering the Plan are paid or absorbed by Comcast Corporation ("Comcast," the "Company" or the "Plan Administrator").

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Certain reclassifications have been made to the prior years' financial statements to conform to those classifications used in 1996.

2.    PLAN DESCRIPTION

      The following description of the Plan provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan's provisions.

      The Plan is a defined contribution plan qualified under Internal Revenue Code (the "Code") Sections 401(k), 401(a) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Effective December 31, 1995 (the "Maclean Hunter Merger Date"), the 401(k) plans (collectively, the "Maclean Hunter Plans") of COM MH Cable TV, Inc., Comcast Cablevision of Detroit, Comcast Cablevision of New Jersey, Inc. and Comcast Cablevision of Broward, Inc., subsidiaries of the Company (collectively, "Maclean Hunter"), were merged with and into the Plan (the "Maclean Hunter Merger") and their net assets available for benefits of $17,447,276 were transferred into the Plan. All participants of the Maclean Hunter Plans became eligible for participation in the Plan as of the Maclean Hunter Merger Date.

      On December 14, 1995 (the "Stock Swap Date"), the Plan exchanged all 750,930 shares of Comcast Class A Common Stock (the "Class A Stock") held by the Plan with the Company, on a one-for-one basis, for Comcast Class A Special Common Stock (the "Class A Special Stock"). The Class A Special Stock is generally nonvoting while the Class A Stock is voting. As of the Stock Swap Date, the share price of the Class A Stock and the Class A Special Stock was $18.13 and $18.88, respectively.

      Effective September 30, 1995 (the "Storer Merger Date"), the 401(k) plan (the "Storer Plan") of Storer Communications, Inc., an indirect wholly owned subsidiary of the Company ("Storer"), was merged with and into the Plan (the "Storer Merger") and its net assets available for benefits of $12,581,965 were transferred into the Plan. All participants of the Storer Plan became eligible for participation in the Plan as of the Storer Merger Date.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 (Continued)
________________________________________________________________________________



      An employee is eligible for participation in the Plan upon completion of one year of service, as defined in the Plan. Each eligible employee may direct the Company to make contributions to the Plan of any whole percentage from 1% through 17% of their compensation, subject to certain limits imposed by the Code. The Company matches 100% of the participant's contribution up to 1% of the participant's compensation for such payroll period, and 50% of the participant's contribution in excess of 1% of the participant's compensation for such payroll period, up to a maximum total matching contribution of 3.5% of the participant's compensation. Each participant has at all times a 100% nonforfeitable interest in the participant's contributions and earnings attributable thereto. Contributions by the Company and earnings thereon vest according to the following schedule:

              Years of Service                                Vested Percentage

              1 year but less than 2 years                           20%
              2 years but less than 3 years                          40
              3 years but less than 4 years                          60
              4 years but less than 5 years                          80
              5 years or more                                       100

      The Company contributes cash to purchase 10 shares of Class A Special Stock for the account of each newly eligible participant. These contributions are recorded at the market value of the shares at the date contributed.

      Accounts of the participants in the former Storer Plan and Maclean Hunter Plans were transferred as of the Storer Merger Date and the Maclean Hunter Merger Date, respectively, to the Plan whether or not vested as of such merger dates.

      Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by State Street Bank (the "Trustee") of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options (see Note 3). The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

      Amounts contributed by the Company which are forfeited by participants as a result of the participants' separation from service prior to becoming 100% vested may be used to reduce the Company's required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant's compensation for that Plan year bears to the compensation for all such participants for the Plan year.

      Any participant who has a separation from service for any reason except death, disability or attainment of age 65 shall be entitled to receive his vested account balance. Upon death, disability or attainment of age 65, a participant's account becomes fully vested in all Company contributions regardless of the participant's years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant's separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, an annuity, installments over a period of time or any combination of the foregoing.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's account balance will become fully vested.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 (Continued)
________________________________________________________________________________


3.    INVESTMENT OPTIONS

      Upon enrollment in the Plan, a participant may direct employer and employee contributions in whole percentage increments among one or more of the following funds:

      a. Dodge and Cox Balanced Fund - The assets of the Dodge and Cox Balanced Fund are invested in equity securities and fixed income obligations issued by corporations. The returns on these investments vary as the stock and bond markets fluctuate and there is no guarantee of principal or rate of return.

      b. Fidelity Blue Chip Growth Fund - The assets of the Fidelity Blue Chip Growth Fund are invested in equity securities of well-established companies. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      c. PBHG Growth Fund - The assets of the PBHG Growth Fund are invested primarily in equity securities of mid-sized companies. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return. (The PBHG Growth Fund replaced the Crabbe Huson Fund effective December 31, 1996.)

      d. Ivy International Fund - The assets of the Ivy International Fund are invested in equity securities which are principally traded in European, Pacific Basin and Latin American markets. The returns on these investments vary as the stock markets fluctuate and there is no guarantee of principal or rate of return.

      e. Comcast Stock Fund - Subsequent to the Stock Swap Date (see Note 2), the assets of the Comcast Stock Fund, including earnings thereon, are invested solely in the Company's Class A Special Stock. Prior to the Stock Swap Date, certain prior account balances were invested solely in the Company's Class A Stock. The Trustee purchases the stock at prevailing rates in the open market and, in the normal course of business, sells such stock to meet the distribution requirements of the Plan. The value of the Comcast Stock Fund fluctuates and there is no guarantee of principal or rate of return.

      f. Stable Value Fund - The assets of the Stable Value Fund are invested in a diversified group of high-quality, fixed-income investments consisting of investment contracts which are obligations of creditworthy life insurance companies and commercial banks, high-quality debt securities which are held by the Plan within contracts that are intended to minimize market volatility, and short-term money market instruments. The Fund's investment return typically fluctuates within a narrow range as interest rates rise and fall. Although the Fund's objective is to preserve the principal investment, there is a potential for loss if the issuing institutions suffer insolvency. (The Stable Value Fund replaced the John Hancock Guaranteed Investment Fund effective October 1, 1995.)

      The selection of investments from the options listed above is the sole responsibility of each participant. Each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and such funds are the sole source of payments under the Plan. If no investment direction is made by a participant, the participant's account is invested in the Stable Value Fund at the direction of the Plan Administrator.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 (Continued)
________________________________________________________________________________


4.    INVESTMENTS

      The Plan's investments are held by a bank-administered trust fund and are presented in the following table. Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 1996 and 1995 are separately identified (number of shares/units are rounded to the nearest whole share or unit).

                                                                                         December 31, 1996

                                                                                                         Fair
                                                                                  Number of           or Contract
                                                                                Shares/Units             Value
                  Mutual Funds
                     Dodge and Cox Balanced Fund                                   209,511           $13,520,611
                     Fidelity Blue Chip Growth Fund                                744,854            26,443,398
                     PBHG Growth Fund                                              238,254             3,483,526
                     Ivy International Fund                                         64,229             2,303,811
                                                                                                    ------------
                                                                                                      45,751,346

                  Comcast Stock Fund
                     Class A Special Stock                                       1,114,844            19,858,161
                     Cash                                                                              3,692,819
                                                                                                    ------------
                                                                                                      23,550,980

                  Stable Value Fund                                                    N/A            31,205,073

                  Participant Loan Fund
                     (interest rates from 7.00% to 10.00%;
                     maturities from 1997 to 2001)                                                     4,658,990
                                                                                                    ------------
                                                                                                    $105,166,389
                                                                                                    ============


                                                                                         December 31, 1995

                                                                                                         Fair
                                                                                  Number of           or Contract
                                                                                Shares/Units             Value
                  Mutual Funds
                     Dodge and Cox Balanced Fund                                   197,117           $10,772,716
                     Fidelity Blue Chip Growth Fund                                647,337            19,920,762
                     Crabbe Huson Fund                                             220,446             3,090,642
                                                                                                    ------------
                                                                                                      33,784,120

                  Comcast Stock Fund
                     Class A Special Stock                                       1,134,046            20,625,462
                     Cash                                                                                726,095
                                                                                                    ------------
                                                                                                      21,351,557

                  Stable Value Fund                                                    N/A            33,077,270

                  Participant Loan Fund
                     (interest rates from 7.00% to 12.03%;
                     maturities from 1996 to 2000)                                                     2,416,382
                                                                                                    ------------
                                                                                                     $90,629,329
                                                                                                    ============


COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 (Continued)
________________________________________________________________________________


      The contract and fair values of assets included in the Stable Value Fund were $31,205,073 and $31,180,198, respectively, as of December 31, 1996, and $33,077,270 and  $33,309,586,  respectively,  as of December 31, 1995.
      The average yield of investment contracts held as of December 31, 1996 and 1995 was 5.90% and 6.32%, respectively. The average yield on investment contracts for the year ended December 31, 1996 and 1995 was 6.26% and 6.32%, respectively.

5.    PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

      Participants may borrow from their Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service ("IRS") and the Department of Labor. In general, participants may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant's nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan is received by the Plan Administrator. The maximum term of a loan is five years. Interest accrues at a rate charged by commercial lenders for comparable loans on the date the loan application is approved. Loan transactions are treated as a transfer from (to) the investment fund to (from) the participant loan fund.

      Participants may withdraw all or a portion of their benefits derived from salary reduction, rollovers or the vested portion of their employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant's elective contributions are suspended for twelve full calendar months.

6.    BENEFITS PAYABLE

      The following is a reconciliation of net assets available for benefits per the Plan's financial statements to the Plan's Form 5500:

                                                                                      December 31,
                                                                                 1996             1995
      Net assets available for benefits per the financial statements        $105,166,389       $90,629,329
      Less: amounts allocated to withdrawing participants                        (57,268)
                                                                            ------------       -----------
      Net assets available for benefits per the Form 5500                   $105,109,121       $90,629,329
                                                                            ============       ===========


      The following is a reconciliation of benefits paid to participants or beneficiaries per the Plan's financial statements to the Plan's Form 5500:

                                                                        Year Ended December 31,
                                                               1996              1995             1994
      Benefits paid to participants or beneficiaries
        per the financial statements                         $9,938,625       $3,757,342        $3,342,372
      Add: amounts allocated to withdrawing
        participants at end of year                              57,268
                                                             ----------       ----------        ----------
      Benefits paid to participants or beneficiaries
        per the Form 5500                                    $9,995,893       $3,757,342        $3,342,372
                                                             ==========       ==========        ==========

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 (Concluded)
________________________________________________________________________________


7.    ADMINISTRATION OF THE PLAN

      The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.    FEDERAL TAX CONSIDERATIONS

      a. Income Tax Status of the Plan - The Plan received a determination letter dated December 19, 1995 in which the IRS stated that the Plan, as amended and restated effective January 1, 1993, is qualified and that the trust established under the Plan is tax-exempt. The Plan has been amended since receiving the determination letter (see Note 2). The Company believes that the Plan continues to comply in form and operation with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      b. Impact on Plan Participants - Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
________________________________________________________________________________

                                                               FEIN #23-1709202
                                                               PLAN #001

                                                 Description of Investment,
             Identity of                          Including Maturity Date,                             Fair
       Issue, Borrower, Lessor                    Rate of Interest, Par or                          or Contract
          or Similar Party                             Maturity Value                Cost              Value
Mutual Funds
     Dodge and Cox Balanced Fund                       209,511 shares           $  12,418,755    $  13,520,611
     Fidelity Blue Chip Growth Fund                    744,854 shares              25,234,898       26,443,398
     PBHG Fund                                         238,254 shares               3,470,384        3,483,526
     Ivy International Fund                             64,229 shares               2,165,883        2,303,811
                                                                                -------------    -------------
                                                                                   43,289,920       45,751,346
                                                                                -------------    -------------


Comcast Stock Fund
     Class A Special Stock                           1,114,844 shares              20,851,324       19,858,161
     Cash                                                                           3,692,819        3,692,819
                                                                                -------------    -------------
                                                                                   24,544,143       23,550,980
                                                                                -------------    -------------


Stable Value Fund                                                 N/A              31,205,073       31,205,073
                                                                                -------------    -------------


Participant Loan Fund
     (Interest rates from 7.00% to 10.00%;
     maturities from 1997 to 2001)                                                  4,658,990        4,658,990
                                                                                -------------    -------------
                                                                                $ 103,698,126    $ 105,166,389
                                                                                =============    =============

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
________________________________________________________________________________

                                                               FEIN #23-1709202
                                                               PLAN #001

                                                                                                           Current
                                                                           Expense                         Value of
                                                                           Incurred                        Asset on
                                        Purchase     Selling     Lease       with           Cost of       Transaction   Net Gain
Identity of Party                        Price        Price      Rental    Transaction       Asset           Date       or (Loss)
Involved/Description of Asset

Category (iii)--Series of Transactions
in Excess of 5% of Plan Assets
Mutual Funds
     Dodge and Cox Balanced Fund     $ 6,423,675  $ 2,310,832   $             $            $ 2,217,468   $ 2,310,832   $ 93,364
     Fidelity Blue Chip Growth Fund   11,621,873    3,941,095                                3,897,079     3,941,095     44,016
     Crabbe Huson Fund                 7,990,037    4,642,926                                4,609,963     4,642,926     32,963

Comcast Stock Fund
     Class A Special Stock             9,199,565    6,725,823                                6,784,149     6,725,823    (58,326)

Stable Value Fund                     46,466,637   39,559,266                               39,559,266    39,559,266


There were no category (i), (ii) or (iv) reportable transactions during 1996.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-41440 and 33-63223 of Comcast Corporation on Form S-8 of our reports dated February 28, 1997 and June 13, 1997 appearing in the Annual Report on Form 10-K of Comcast Corporation for the year ended December 31, 1996 and in the Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan for the year ended December 31, 1996, respectively.




/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 30, 1997

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                                   THE COMCAST CORPORATION
                                                   RETIREMENT-INVESTMENT PLAN



                                                   By: Comcast Corporation
                                                       Plan Administrator



June 30, 1997                                      By: /s/ Lawrence S. Smith
                                                       -------------------------
                                                       Lawrence S. Smith
                                                       Executive Vice President